Teleflex Incorporated 155 South Limerick Road Limerick, PA 19468 USA

Phone:	610-948-5100
Fax:	610-948-0811

www.teleflex.com

Martin S. Headley
Executive Vice President and Chief Financial Officer
Telephone: (610) 948-5100
Facsimile: (610) 948-1703
July 11, 2006
Via Facsimile and FedEx
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Fax: 202.772.9218
Attention: Jay Webb

Re:	Teleflex Incorporated
Form 10-K for the Fiscal Year Ended December 25, 2005
Filed March 20, 2006
Form 10-Q for the Fiscal Quarter Ended March 26, 2006
File No. 001-05353
Dear Mr. Webb:
This letter responds to your letter dated June 26, 2006, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding our annual report on Form 10-K for the fiscal year ended December 25, 2005 and our quarterly report on Form 10-Q for the fiscal quarter ended March 26, 2006. For your convenience, we have included each of the Staff’s comments in italics before the corresponding response. The Staff’s comments and our responses thereto are numbered to correspond with the paragraph numbers in your June 23, 2006 letter. In connection with this response, as requested by the Staff, we acknowledge that:
•	Teleflex Incorporated (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 25, 2005
Item 6. Selected Financial Data, page 17
1.	We note your disclosure of net cash provided by operating activities from continuing operations and the non-GAAP measure of free cash flows. In future filings, when non-GAAP measures that present cash or funds generated are disclosed, that disclosure should be balanced with equally prominent disclosure of the amounts from the statements of cash flows. Accordingly, please revise future filings to also include a summary of the cash flows from financing and investing activities in addition to the disclosures of cash flows from operating activities.

Response:

In future filings, when non-GAAP measures that present cash or funds generated are disclosed, we will also provide an equally prominent disclosure of amounts from the statements of cash flows, including a summary of the cash flows from financing and investing activities in addition to the disclosure of cash flows from operating activities.
Consolidated Financial Statements, page F-1
Note 1 – Summary of Significant Accounting Policies, page F-9
Inventories, page F-10
2.	Please tell us the method by which amounts are removed from inventory, e.g. average cost, first-in first out, last-in last-out, estimated average cost per unit. Please also revise future filings to disclose your policy. Refer to Rule 5-02 (6)(b) of Regulation S-X.

Response:

Amounts are removed from inventory using the average cost method. In future filings, we will revise the paragraph entitled “Inventories” in Note 1 to our financial statements to read as follows:
     Inventories: Inventories are valued at the lower of cost or market. The cost of the Company’s inventories is determined by the average cost method. Elements of cost in inventory include raw materials, direct labor and manufacturing overhead. In estimating market value, the Company evaluates inventory for excess and obsolete quantities based on estimated usage and sales.
Goodwill and Other Intangible Assets, page F-10
3.	Under paragraph 18 of SFAS 142, goodwill is impaired when its carrying amount exceeds its implied fair value. The impairment test for goodwill under SFAS 142 is a two-step test (see paragraphs 19 – 22 of SFAS 142). Under the first step of the goodwill impairment test, you should compare the fair value of the reporting unit with its carrying amount, including goodwill. Then, if the carrying amount of a reporting unit exceeds its fair value, you should perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

Based upon your current disclosures, it is not possible to determine whether you properly evaluated the need for a goodwill impairment loss using the implied fair value of your goodwill.

Please tell us how you determined if your goodwill was impaired under SFAS 142 and if impaired, how you measured the impairment. Please clearly demonstrate your goodwill accounting policies comply with all applicable GAAP, including SFAS 142. Please revise your disclosures in future filings to clearly indicate how your policies comply with paragraphs 18 – 22 of SFAS 142. The future revisions should include disclosures of the nature of the two-step impairment test.
Response:
The Company has elected to perform its annual goodwill impairment assessment during its fiscal fourth quarter for its reporting units. We perform additional impairment tests if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company utilizes a present value technique (discounted cash flows) to measure the fair value of its reporting units since quoted market prices for the reporting units are not available. The Company believes that the cash flow estimates used are based on reasonable and supportable assumptions and consider all available evidence, including the historical performance of the reporting unit.
As required by paragraph 19 of SFAS 142, the Company performs the first step of the goodwill impairment test by comparing the fair values determined using the present value technique to the carrying value of the reporting units, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the Company would apply the guidance in paragraphs 20 and 21 of SFAS 142 to determine if the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, thus resulting in an impairment loss that must be recognized in the financial statements.
As a result of the application of the first part of the test, we determined there were no potential impairments of goodwill for fiscal 2005. Accordingly, the performance of step two was not required. In connection with our 2004 restructuring and divestiture program, we determined in the fourth quarter of 2004, in accordance with the two-step impairment test, that a portion of our goodwill was impaired and recorded a charge of $18.6 million, $14.1 million of which was included in continuing operations and $4.5 million of which was included in discontinued operations. We performed the annual two-step impairment test of our remaining recorded goodwill in the fourth quarter of 2004 and found no instances of impairment.
In future filings, we will revise the paragraph entitled “Goodwill and other intangible assets” in Note 1 to our financial statements to read as follows:
     Goodwill and other intangible assets: Goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment at least annually, or more frequently if there is a triggering event. Impairment losses, if any, are recorded as part of income from operations. The goodwill impairment test is applied to each of the Company’s reporting units. A reporting unit is the operating segment, or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The goodwill impairment test is applied using a two-step approach. In the first step, the Company estimates the fair values of its reporting units using the present value of future cash flows approach. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all net tangible and intangible assets of the reporting unit other than goodwill. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. For other intangible assets, the impairment test consists of a comparison of the fair value of the intangible assets to their carrying amount.
Revenue recognition, page F-12
4.	We note your disclosure on pages 5 and 6 that your products are sold through distributors. We also note that your products are sold with rights of return and other allowances. Please tell us why it is appropriate to recognize revenue at the time of shipment to distributors. Please also tell what rights of return, stock rotation or repurchase agreements distributors have. Please also revise future filings to disclose this information, if material. Please refer to paragraphs 6 to 8 of SFAS 48 and EITF 01-09 in your response.

Response:

Our revenues are derived through the sale of a diverse range of products from our approximately 100 operating locations in 24 countries. In recent years, approximately 80 – 85% of product revenues have been generated by direct sales to customers. Revenues also include sales to distributors by certain of our businesses. In accordance with SAB 104, we recognize revenue on direct sales and sales to distributors when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, the product has been delivered, our price to the buyer is fixed or determinable and collectibility is reasonably assured.

Our distribution arrangements include terms that satisfy the criteria for revenue recognition at the time of sale set forth in paragraph 6 of SFAS 48:
a.	The seller’s price to the buyer is substantially fixed or determinable at the date of sale – Prices for products sold to distributors are fixed or determinable at sale.
b.	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product – The distributor is obligated to pay us in accordance with agreed upon terms and the distributor’s obligation to pay is not contingent on resale of the product. Moreover, our distributor arrangements do not include provisions for stock repurchase or replacement.

c.	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product – Title passes upon shipment of the product to the distributor.

d.	The buyer acquiring the product for resale has economic substance apart from that provided by the seller – Our distributors have economic substance independent of us.

e.	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer – We do not have significant obligations for future performance to assist the distributors in the resale of our products.

f.	The amount of future returns can be reasonably estimated – Our normal policy is to accept returns only in cases in which the product is defective and covered under our standard warranty provisions. However, in the instances where the arrangement provides a right of return to the distributor, we believe that we have the ability to reasonably estimate the amount of returns based on our substantial historical experience with respect to these arrangements and the presence of relatively large volumes of transactions involving similar types of products with our distributors. In this regard, none of the factors set forth in paragraph 8 of SFAS 48 that may impair the ability to make a reasonable estimate are present here: Our products generally are not susceptible to significant external factors, such as technological obsolescence or changes in demand; products must be returned within the normal and customary timeframes for the applicable market served; as noted above, we have substantial historical experience with similar types of sales of similar products, and there have been no changed circumstances that render us unable to apply such experience; and we have a large volume of relatively homogeneous transactions with our distributors.
Finally, as required by paragraph 7 of SFAS 48, we accrue any costs or losses that may be expected in connection with any returns in accordance with SFAS 5. Sales revenue and cost of sales reported in the income statement are reduced to reflect estimated returns.
In addition to the terms described above, sales to our distributors are sometimes made with vendor consideration to the distributor. This consideration is in the form of discounts or rebates. We apply the criteria of paragraph 9 of EITF 01-09 and appropriate allowances are determined and recorded as a reduction of revenue.
In future filings, we will revise the paragraphs entitled “Revenue recognition” in Note 1 to our financial statements, subject to actual circumstances existing at the time of filing, to read as follows:
     Revenue recognition: The Company recognizes revenues from product sales, including sales to distributors, or services provided when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured. This generally occurs when products are shipped or when services are rendered upon customers’ acceptance.
     Revenues from product sales, net of estimated returns and other allowances based on historical experience and current trends, are recognized upon shipment of products to customers or distributors. Revenues from services provided are recognized as the services are rendered and comprised less than 10% of total revenues for all periods presented. Revenues from longer term construction contracts are accounted for based on the percentage of completion method and comprised less than 2% of total revenues for all periods presented.
     The Company considers the criteria presented in SFAS No. 48, “Revenue Recognition When Right of Return Exists,” in determining the appropriate revenue recognition treatment. The Company’s normal policy is to accept returns only in cases in which the product is defective and covered under the Company’s standard warranty provisions. However, in the limited cases where an arrangement provides a right of return to the customer, including a distributor, the Company believes it has the ability to reasonably estimate the amount of returns based on its substantial historical experience with respect to these arrangements. The Company accrues any costs or losses that may be expected in connection with any returns in accordance with SFAS No. 5, “Accounting for Contingencies.” Revenues and Materials, labor and other product costs are reduced to reflect estimated returns.

     The Company applies the provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” to its customer incentive programs, which include discounts or rebates. Appropriate allowances are determined and recorded as a reduction of revenue.
Form 10-Q for the Fiscal Quarter Ended March 26, 2006
Condensed Consolidated Statements of Cash Flows, page 4
5.	We see that you adopted SFAS 123(R) on December 26, 2006. Please tell us how you have accounted for any excess tax benefits related to share-based payment arrangements in your statement of cash flows. Please refer to paragraphs 2 and 68 of SFAS 123(R).

Response:

In accordance with the provisions of SFAS 123(R) and SFAS 95 (as amended), we have classified the gross windfall tax benefits realized during the fiscal quarter ended March 26, 2006 as both a cash inflow from financing activities of continuing operations and a corresponding cash outflow from operating activities of continuing operations. Gross windfall tax benefits for the period were $227,000 and are included in the line items “proceeds from stock compensation plans” and “income taxes payable and deferred income taxes,” respectively. We adopted SFAS 123(R) using the modified prospective application and therefore we did not adjust our prior period statement of cash flows to reclassify any gross windfall tax benefits as a financing activity. Should the excess tax benefits represent a significant or material component of either of the captions in the cash flow statement, we will separately disclose such amount in future filings.
     Please acknowledge receipt of these materials by date-stamping and returning the enclosed copy of this letter in the stamped, pre-addressed envelope provided.
     If you need additional copies or have any questions or additional comment please call the undersigned at (610) 948-5100.

Sincerely,

/s/ Martin S. Headley

Martin S. Headley